SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 9)1

                               US Diagnostic Inc.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                    90328Q108
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2000
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

-----------
           1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                       -------------------------
CUSIP No. 90328Q108                       13D          Page 2 of 5 Pages
--------------------------------                       -------------------------


================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS II, L.P.
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                      (b) / /
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS*
                     WC
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           4,818,050
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING          8         SHARED VOTING POWER
PERSON WITH
                                       -0-
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       4,818,050
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     4,818,050
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     21.5%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 90328Q108                      13D          Page 3 of 5 Pages
-------------------------------                       --------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           4,818,050
  OWNED BY
    EACH      ------------------------------------------------------------------
 REPORTING          8         SHARED VOTING POWER
PERSON WITH
                                       -0-
              ------------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       4,818,050
              ------------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     4,818,050
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     21.5%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 90328Q108                      13D          Page 4 of 5 Pages
-------------------------------                       --------------------------


         The following  constitutes  Amendment No. 9 ("Amendment  No. 9") to the
Schedule 13D filed by the undersigned. This Amendment No. 9 amends the Schedule 13D as specifically set forth.

  Item 3 is amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The aggregate purchase price of the 4,818,050 Shares of Common Stock owned by Steel Partners II is $4,603,580. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

  Item 5(a) is amended to read as follows:

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 22,412,405 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.

                  As of the close of business on January 2, 2001, Steel Partners II beneficially owns 4,818,050 Shares of Common Stock, constituting approximately 21.5% of the Shares outstanding. Mr. Lichtenstein beneficially owns 4,818,050 Shares, representing approximately 21.5% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 4,818,050 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

  Item 5(c) is amended to read as follows:

                  (c) Steel Partners II engaged in the following transactions in the last 60 days:


    Shares of Common Stock         Price Per                  Date of
          Purchased                 Share($)                  Purchase
         -----------               ----------                ---------
            46,300                   .94070                   11/07/00
            35,500                   .94010                   11/10/00
            40,000                   .92630                   11/14/00
            28,200                   .94840                   11/15/00
            78,500                   .83490                   12/27/00
           101,000                   .91860                   12/28/00
            71,500                   .96000                   12/29/00
            17,500                   .97540                    1/02/01

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CUSIP No. 90328Q108                      13D          Page 5 of 5 Pages
-------------------------------                       --------------------------

                                   SIGNATURES
                                   ----------


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:            January 2, 2001             STEEL PARTNERS II, L.P.

                                              By:  Steel Partners, L.L.C.
                                                   General Partner


                                              By:  /s/ Warren G. Lichtenstein
                                                   -----------------------------
                                                   Warren G. Lichtenstein
                                                   Chief Executive Officer


                                             /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             WARREN G. LICHTENSTEIN